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                          August 4, 2022

       Michael McCarthy
       Chief Legal Officer
       QuantumScape Corp
       1730 Technology Drive
       San Jose, California 95110

                                                        Re: QuantumScape Corp
                                                            Registration
Statement on Form S-3
                                                            Filed July 29, 2022
                                                            File No. 333-266419

       Dear Mr. McCarthy:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gregory
Herbers at 202-551-8028 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Michael J. Danaher